UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solis Tek Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

834230104

(CUSIP Number)

Marc J. Ross, Esq.

James M. Turner, Esq.

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

(212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834230104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Lien
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,689,594*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,689,594*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,689,594*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.71%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 2,689,594 shares of common stock issuable upon exercise of stock options that are exercisable or that will be exercisable within 60 days.

** Based on 44,826,564 shares of common stock issued and outstanding as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018 and assumes exercise of the stock options held by the holder that are exercisable or that will be exercisable within 60 days. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 834230104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Solis Tek Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 853 Sandhill Avenue, Carson, CA 90746.

Item 2. Identity and Background.

(a)	Name: Alan Lien (the “Reporting Person”).

(b)	Business Address: The Reporting Person’s business address is c/o Solis Tek Inc., 853 Sandhill Avenue, Carson, CA 90746.

(c)	Principal Occupation or Employment: The Reporting Person’s principal occupation is serving as President, Chief Executive Officer, Chief Financial Officer, and a Director of the Issuer.

(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

On June 23, 2015, the Issuer entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with its wholly-owned subsidiary, CJA Acquisition Corp. (“Acquisition Corp.”), a California corporation, and Solis Tek Inc., a California corporation (“Solis Tek-CA”), pursuant to which Acquisition Corp. merged into Solis Tek-CA and the surviving company, Solis Tek-CA, became a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger closed on June 23, 2015 (the “Closing”).

The Merger Agreement provided that, at Closing, each share of common stock of Solis Tek-CA, par value $0.001 per share, would be converted into .1666 shares of common stock, par value $0.001 per share (the “Shares”), of the Issuer. Upon Closing, 1,666,666 Shares (the “Converted Shares”) were issued to the Reporting Person.

The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement, which is attached to the Issuer’s Current Report on Form 8-K, filed on June 26, 2015 as Exhibit 2.1 thereto, and is incorporated by reference herein.

On July 7, 2015, the Issuer’s shareholders authorized its Board of Directors to effectuate a 6-for-1 forward stock split (the “Stock Split”) of the Issuer’s then-issued and outstanding Shares of common stock, effective as of September 1, 2015. The Converted Shares were adjusted for the Stock Split and the Reporting Person was deemed to have a beneficial ownership of 10,000,000 Shares immediately after the Stock Split.

On August 22, 2018 (the “Effective Date”), the Issuer entered into an employment agreement (the “Lien Agreement”) with the Reporting Person to continue to serve as the Issuer’s President, Chief Executive Officer and Chief Financial Officer. Pursuant to the Lien Agreement, the Reporting Person received options (the “Options”) to purchase 2,689,594 Shares. The Options were immediately exercisable, expire five years from issuance, and are exercisable at $0.74 per share. The total number of outstanding Shares as of the close of business on the Effective Date was 44,826,564.

The foregoing description of the Lien Agreement is qualified in its entirety by the Lien Agreement, which is attached to Issuer’s Current Report on Form 8-K, filed on August 23, 2018 as Exhibit 10.1 thereto, and is incorporated by reference herein.

CUSIP No. 834230104	13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The response to Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting person beneficially owns 12,689,594 shares of the Issuer’s Common Stock, or 26.71% (based on 44,826,564 outstanding as of August 29, 2018). This represents: (i) 10,000,000 shares of Common Stock held by the Reporting Person; and (ii) 2,689,594 shares of Common Stock issuable upon exercise of the Options that are exercisable or that will be exercisable within sixty (60) days.

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over 12,689,594 shares of the Issuer’s Common Stock.

(c) The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty (60) days.

(d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock underlying the Options identified in this Statement. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is subject to the terms and conditions of the Lien Agreement.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 834230104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018

/s/ Alan Lien Alan Lien